UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-70589

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/06/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Waubank Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12 Federal Street
(No. and Street)

Pittsburgh	PA	15212
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Elizabeth Attanasio	(212)-668-8700	eattanasio@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Bryant Mitchell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Waubank Securities, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELIZABETH M. ATTANASIO
NOTARY PUBLIC OF NEW JERSEY
Commission # 50144117
My Commission Expires 11/23/2025

Elizabeth Attanasio
Notary Public

Signature: D. B. Mitchell

Title:
CEO

Sworn to and subscribed before me this 30th day of March, 2022

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WAUBANK SECURITIES, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Period April 6, 2021 (Commencement of Operations) to December 31, 2021

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Table of Contents

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, PA 15222-5417

Tel: +1 412 644 7800
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Waubank Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Waubank Securities, LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2021.
March 30, 2022

WAUBANK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS	
Cash	$ 3,726,103
Accounts receivable	675,090
Prepaid expenses	42,588
Due from Parent	40,235
Deferred tax assets	18,580
TOTAL ASSETS	$ 4,502,596
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 162,529
Due to affiliate	76,258
TOTAL LIABILITIES	238,787
SUBORDINATED DEBT	3,000,000
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,263,809
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,502,596

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

Waubank Securities, LLC (The "Company"), is a Pennsylvania Limited Liability Company that was formed on February 24, 2020. The firm commenced operations on April 6, 2021, which is the date that FINRA approved the registration. The Company is a wholly owned subsidiary of F.N.B. Corporation (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is authorized to act as an underwriter or selling group participant for corporate securities (other than mutual funds). The Company is also authorized to engage in investment banking advisor activities, including but not limited to introducing buyers and sellers in exchange for referral fees. The Company maintains an office in Pittsburgh, Pennsylvania. The Company has one business segment which is underwriting. Under the terms of the Limited Liability Company Agreement (the Agreement), the Company does not have a specific termination date and may be dissolved only as provided by the Agreement. No member of the Company is personally liable for any debit balances, liabilities, or other obligations of the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Income Taxes

The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Revenue Recognition

Underwriting income and advisory fees

The Company engages in underwriting and advisory services for business entities. One manner in which fees can be earned is from the performance of ongoing advisory and consulting services. Payments for ongoing advisory and consulting services are payable in accordance with the terms of their contract under normal trade terms. The other way the Company can earn fees is the Company engages in underwriting activities for various business entities. The Company earns a gross spread on the transactions and recognizes these fees upon the successful closing of an underwriting transaction. Underwriting fees are recognized and payable on the closing date (the date on which the buyer purchases the securities from the seller) for the portion the Company is contracted to earn in accordance with its agreements. The Company believes that the closing date is the appropriate point in time to recognize success fees for underwriting transactions, as there are no significant actions which the Company needs to take subsequent to this date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are realized when the cash is received. The receivable balance as of the period ended December 31, 2021 was $675,090.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are realized when either it becomes a receivable or the cash is received. Contract assets are reported in the Statement of Financial Condition. As of December 31, 2021, there were no contracts assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are realized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of December 31, 2021, there were no contract liabilities.

NOTE 3 – RELATED PARTY TRANSACTIONS:

Due to affiliate
For the period ended December 31, 2021, the Company has an expense sharing agreement in place with its affiliate, First National Bank of Pennsylvania ("FNB"). The agreement permits the allocation of certain shared expenses to the Company. The balance due to the affiliate as of December 31, 2021 was $69,888. The shared expenses consist of compensation, occupancy, shared equipment, IT and communications, administrative and technology support staff and other general overhead expenses incurred in the normal course of business.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business.

Due from Parent
The Parent currently incurred and pays for federal income tax on behalf of the Company. As of December 31, 2021, the Company has a tax receivable balance of $40,235 which is primarily resulting from an overpayment of taxes, which is classified as Due from Parent in the accompanying Statement of Financial Condition.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains cash balances that, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. Approximately $3 million of the Company's cash balance was maintained at an affiliated bank. At December 31, 2021, the amount in excess of insured limits was $3,476,104. The net capital requirements are not impacted by amounts over the FDIC insurance limit.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ended December 31, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Financial Instruments-Credit Losses
In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On April 6, 2021, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' capital.

NOTE 6 – SUBORDINATED DEBT:

The subordinated liability consists of one equity subordinated loan agreement from the Parent totaling $3,000,000 evidenced by agreements and subordinated debt agreement, all of which are approved by FINRA. The notes bear interest of 2.5% per annum. Repayment of subordinated debt approved by FINRA are subjected to repayment restrictions pursuant 15c3-1 and 15c3-3.

NOTE 7 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1, in the first year of membership and 15 to 1, thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $487,316 which was $387,316 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.49 to 1.

NOTE 8 – INCOME TAXES

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a net deferred tax asset of approximately $3,657 as of December 31, 2021. Most of the deferred tax asset balance is related to timing differences. As of December 31, 2021, there was a federal tax receivable balance of $14,923 included in the Statement of Financial Condition. The balance will be trued-up and settled by way of intercompany transfer between the Company and its parent, upon filing of the final consolidated Form 1120 for the 2021 tax year. The Company's tax provision is in accordance with ASC 740. It is included in the F.N.B.Corporation & Subsidiaries consolidated tax return. The Company's tax provision, deferred taxes and tax payment allocations are calculated as if the Company was a stand-alone entity. Intercompany allocations for payments and settlements are done with the Parent.

At December 31, 2021, the Company has no federal net operating loss carryforwards.

The Company's accounting policy is to include interest and penalties in income tax expense. There were no amounts for interest and penalties included in the financial statements for the year ended December 31, 2021.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The Company had no commitments or contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021, or during the period then ended.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.